EXHIBIT 99.1

For Immediate Release 20-25-TR	Date:	April 13, 2020

Antamina Temporarily Suspends Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today that Compania Minera Antamina, in which Teck has a 22.5% interest along with BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%), has temporarily suspended operations at the Antamina mine as part of its response to COVID-19.

The Peruvian Government has allowed Antamina to change out its previously reduced workforce, which has been in place at site since the Peruvian national state of emergency period began 4 weeks ago. The current state of emergency in Peru has been extended to April 26. As a result, Antamina has temporarily suspended operations and is demobilizing the majority of its remaining 2,400-person workforce over the coming days. Appropriate prevention protocols will be applied during demobilization and subsequent remobilization to safeguard the health of workers and local communities. The site will be cleaned and disinfected during this period in preparation for a safe restart with fresh crews which is expected within the next two weeks.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com